Exhibit 99.1

EXECUTION VERSION

TERMINATION AGREEMENT

This Termination Agreement (this “Agreement”) is entered into this 7th day of May, 2015 (the “Execution Date”).

AMONG:

LUNA GOLD CORP., a corporation incorporated and existing under the laws of Canada

(“Luna”)

- and -

MINERACAO AURIZONA S.A., a corporation incorporated and existing under the laws of Brazil

(“MASA”)

- and -

SANDSTORM GOLD LTD., a corporation incorporated and existing under the laws of the Province of British Columbia (formerly Sandstorm Resources Ltd.)

(“Sandstorm”)

- and -

SANDSTORM GOLD (CANADA) LTD., a corporation incorporated and existing under the laws of the Province of British Columbia (formerly Sandstorm Resources (Canada) Ltd.)

(“Sandstorm Canada”)

- and -

SANDSTORM GOLD BANK LIMITED, a corporation incorporated and existing under the laws of Barbados

(“Sandstorm Barbados”)

WHEREAS Luna, MASA, Sandstorm and Sandstorm Canada are parties to a purchase and sale agreement dated as of May 15, 2009 (the “Purchase and Sale Agreement”);

AND WHEREAS Sandstorm and Luna executed and delivered a binding letter of intent dated as of March 19, 2015 (the “Letter of Intent”), pursuant to which, among other things, subject to certain terms and conditions as more particularly set forth in the Letter of Intent, Sandstorm agreed to complete a restructuring with Luna (the “Restructuring”);

AND WHEREAS Luna and Sandstorm Barbados are also parties to a performance and guarantee agreement dated as of December 17, 2012, as amended on July 4, 2014 (the “Performance and Guarantee Agreement”);

AND WHEREAS the Restructuring, as more particularly described in the Letter of Intent, consists of: (i) the termination of the Purchase and Sale Agreement (and the Performance and Guarantee Agreement) and, as compensation for the damages suffered by Sandstorm Canada and Sandstorm Barbados arising from such termination; the execution and delivery of two royalty agreements (one being entitled the “Aurizona Royalty Agreement” and the other being entitled the “Aurizona Greenfields Royalty Agreement”) and a debenture from Luna to Sandstorm Canada (the “Debenture”), substantially in the form attached as Schedule “A” hereto; and (ii) an amended and restated loan agreement (the “Loan Agreement”) among Sandstorm Canada, Sandstorm, MASA, and Aurizona Goldfields Corporation (“Aurizona”), substantially in the form attached as Schedule “B” hereto. Both MASA and Aurizona are wholly-owned subsidiaries of Luna;

AND WHEREAS the completion of the Restructuring is conditional upon, among other things, Luna completing, after the signing of the Letter of Intent and prior to June 30, 2015 (the “Restructuring Effective Date”), an equity raise for minimum gross proceeds of CDN$20.0 million (the “Equity Raise”), which condition may be waived in whole or in part by Sandstorm;

AND WHEREAS given all of the foregoing, the parties hereto are therefore desirous of executing and delivering this Agreement, all on and subject to the terms and conditions herein contained;

AND WHEREAS capitalized terms set forth in this Agreement when not otherwise defined herein shall have the respective meanings ascribed thereto in the Letter of Intent;

THEREFORE this Agreement witnesses that for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and in consideration of the premises and the mutual covenants and agreements herein contained, the parties agree each with each other as follows:

1.1          Pre-Termination Mechanics. The following shall occur prior to the termination of the Purchase and Sale Agreement:

(a)          Luna shall complete the Equity Raise (unless Sandstorm and Sandstorm Canada shall have waived the completion by Luna of the Equity Raise).

(b)          Each of the Loan Agreement, the Debenture, the Aurizona Royalty Agreement and the Aurizona Greenfield Royalty Agreement as well as an intercreditor agreement among Sandstorm, Sandstorm Canada, Pacific Road Capital II Pty Limited, as Trustee for Pacific Road Resources Fund II, Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II L.P., Pacific Road Capital II Pty Limited, as collateral agent, Luna, MASA and Aurizona, shall have been duly executed and delivered by all parties thereto.

(c)          Luna and its Affiliates (as defined in the Aurizona Royalty Agreement) shall continue to deliver to Sandstorm Canada 17% of the payable gold from the Aurizona Project Property (being the property described in the Purchase and Sale Agreement) pursuant to the terms and conditions of the Purchase and Sale Agreement until the earlier of (the applicable date being the “Stockpile Processing Termination Date” for the purposes of this Agreement): (i) September 30, 2015; and (ii) such date as Luna or its Affiliates shall have finished delivering to Sandstorm Canada 17% of the payable gold that results from the processing of the remaining stockpile that is capable of being processed on an economic basis on the Aurizona Project Property.

(d)          Immediately after the Stockpile Processing Termination Date, Luna shall deliver a written notice (the “Luna Notice”) to Sandstorm and Sandstorm Canada, advising as to the Stockpile Processing Termination Date (i.e. September 30, 2015, or, the applicable date that is earlier than September 30, 2015).

(e)          If the Stockpile Processing Termination Date is earlier than September 30, 2015, then, if Sandstorm and Sandstorm Canada are satisfied with the form, content and veracity of the Luna Notice, acting reasonably; then Sandstorm and Sandstorm Canada shall deliver a notice confirming the same to Luna (the “Sandstorm Notice”). For clarity, it is understood that Sandstorm and Sandstorm Canada shall not deliver the Sandstorm Notice to Luna, unless: (i) the condition set forth in section 1.1(a) has been satisfied (or waived by Sandstorm and Sandstorm Canada); and (ii) the condition set forth in section 1.1(b) has been satisfied.

(f)          If the Stockpile Processing Termination Date is earlier than September 30, 2015 and the Sandstorm Notice is not delivered to Luna within five Business Days (as defined in the Purchase and Sale Agreement) after receipt of the Luna Notice, then the Stockpile Processing Termination Date shall be deemed to be September 30, 2015.

1.2         Termination. The “Effective Date” for the purposes of this Agreement shall be: (a) if the Stockpile Processing Termination Date is earlier than September 30, 2015, the date of the Sandstorm Notice; or (b) if the Stockpile Processing Termination Date is September 30, 2015 (or if the provisions of section 1.1(f) are applicable), September 30, 2015, but only if as at such date: (1) the condition set forth in section 1.1(a) has been satisfied (or waived by Sandstorm and Sandstorm Canada); and (2) the condition set forth in section 1.1(b) has been satisfied.

As at and from the Effective Date, the parties hereto shall have no further obligations to each other pursuant to the Purchase and Sale Agreement (save and except as hereinafter provided in this section 1.2) or the Performance and Guarantee Agreement and the Purchase and Sale Agreement and the Performance and Guarantee Agreement shall each terminate.

For clarity, it is acknowledged by Luna that: (i) if the Stockpile Processing Termination Date is September 30, 2015, then, notwithstanding the termination of the Purchase and Sale Agreement, Luna and its Affiliates shall remain obligated to deliver to Sandstorm Canada 17% of the payable gold derived from ore processed prior to September 30, 2015 (even if Luna or its Affiliates do not receive credit or payment therefor prior to September 30,2015); and (ii) from and after the date of termination of the Performance and Guarantee Agreement, Sandstorm Barbados shall have no obligations to provide to Luna thereunder further advances of funds whether currently accrued and outstanding or not.

2.1           Release. With effect as of the Effective Date, the parties hereto hereby release each other and each other’s successors and assigns, affiliates, shareholders, directors, officers and employees from and against any claims arising out of the transactions contemplated by the Purchase and Sale Agreement and the Performance and Guarantee Agreement or the performance by any party thereunder, save and except that this release shall not apply to; (i) obligations under the Purchase and Sale Agreement that arose prior to the Effective Date; or (ii) obligations under section 1.2(i).

3.1           Notice. Any notice, demand, consent or other communication given or made under this Agreement shall be addressed as follows:

Sandstorm and Sandstorm Canada
Suite 1400 – 400 Burrard Street
Vancouver, BC V6C 3A6

Attention:	Nolan Watson
Facsimile No.:	(604) 689-7317
Email:	nwatson@sandstormltd.com

And to:

Sandstorm Gold Bank Limited

2nd Floor, Limegrove Lifestyle Centre

Holetown, St. James, BB24016

Barbados, West-Indies

Attention:Brian Robinson

Facsimile No.: (246) 271-8297

With a copy to:

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, BC V6C 3E8

Attention:	Jennifer Traub
Facsimile No.:	(604) 691-6120
Email:	jtraub@casselsbrock.com

And to:

to Luna and MASA;

Luna Gold Corp.

800-543 Granville Street

Vancouver, BC V6C 1X8

Attention:	Marc Leduc, President & CEO
Facsimile No.:	(604) 558-0561
Email:	marc.leduc@lunagold.com

With a copy to:

Blake, Cassels & Graydon LLP

2600 – 595 Burrard Street

Vancouver, BC, V7X 1L3

Attention:	Steven McKoen
Facsimile No.:	(604) 631-3309

E-mail: steven.mckoen@blakes.com

Any notice will be deemed to have been given and received: (i) if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a business day (i.e. a day that is not a Saturday or a Sunday or a day on which banks are closed in either the Province of Ontario or British Columbia or Brasilia, Brazil), such notice will be deemed to have been given and received on the first business day following the date of personal service; (ii) if by pre-paid registered mail, then the first business day, after the expiration of five days following the date of mailing; or (iii) if sent by facsimile transmission or e-mail and successfully transmitted prior to 3:00 pm on a business day where the recipient is located, then on that business day, and if transmitted after 3:00 pm on a business day where the recipient is located or on the day that is not a business day where the recipient is located, then on the first business day following the date of transmission. A party may at any time change its address for future notices hereunder by notice in accordance with this section.

4.1           Further Assurances. Each party will, at the request of another party and at the requesting party’s expense, execute all such documents and take all such actions as may be reasonably required to effectuate the purposes and intent of this Agreement.

5.1           Entire Agreement. This Agreement (together with the other documents contemplated to be executed and delivered pursuant to the Restructuring as contemplated herein and by the Letter of Intent) constitutes the entire agreement of the parties with respect to the subject matter hereof, all previous agreements and promises in respect thereto, being hereby expressly rescinded and replaced hereby.

6.1           Governing Law. This Agreement will in all respects be governed by and be construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

7.1           Counterparts. This Agreement may be executed in multiple counterparts, each of which will constitute an original, but all of which together will constitute one and the same instrument, and may be signed and accepted by facsimile or by pdf.

8.1           Parties in Interest. This Agreement will enure to the benefit of and be binding on the parties and their respective successors and permitted assigns.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

LUNA GOLD CORP.

Per:	/s/ Duane Lo
Authorized Signing Officer

MINERACAO AURIZONA S.A.

Per:	/s/ Douglas Meirelles
Authorized Signing Officer

SANDSTORM GOLD LTD.

Per:	/s/ Nolan Watson
Authorized Signing Officer

SANDSTORM GOLD (CANADA) LTD.

Per:	/s/ Nolan Watson
Authorized Signing Officer

SANDSTORM GOLD BANK LIMITED

Per:	/s/ Brian Robinson
Authorized Signing Officer

Schedule “A”

Form of Debenture

[See attached]

EXECUTION VERSION

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 1, 2015. THIS CONVERTIBLE DEBENTURE IS SUBJECT TO THE PROVISIONS OF THE INTERCREDITOR AGREEMENT DATED AS OF JUNE 30, 2015 (AS AMENDED, SUPPLEMENTED, RESTATED, REPLACED OR MODIFIED FROM TIME TO TIME), AMONG LUNA GOLD CORP., SANDSTORM GOLD LTD., PACIFIC ROAD CAPITAL II PTY LIMITED, AS TRUSTEE FOR PACIFIC ROAD RESOURCES FUND II, PACIFIC ROAD CAPITAL MANAGEMENT GP II LIMITED, AS GENERAL PARTNER OF PACIFIC ROAD RESOURCES FUND II L.P. AND OTHERS.

CONVERTIBLE DEBENTURE

US$30,000,000	June 30, 2015

1.	PROMISE TO PAY

For value received, LUNA GOLD CORP. (the “Debtor”) hereby promises to pay to the order of Sandstorm Gold (Canada) Ltd. (together with its successors and assigns, the “Debentureholder”), at the address listed in Section 14 (Notice), or such other place as the Debentureholder may designate, the Principal Amount of THIRTY MILLION dollars ($30,000,000.00) in lawful money of the United States of America in the manner hereinafter provided, together with interest and other monies in the same currency which may from time to time be owing hereunder or pursuant hereto. All capitalized terms not defined in the body of this Debenture, are defined in Exhibit “A” appended to this Debenture.

2.	INTEREST

Interest on the Principal Amount computed from the Effective Date shall be at the rate of FIVE per cent (5%) per annum, calculated and payable as set out in this Section 2 (Interest). Interest shall accrue in the same currency as principal, shall be payable on each Principal Repayment Date (as defined below), on the balance from time to time outstanding of the Principal Amount of this Debenture, and on any other monies due and payable hereunder (including interest), both before and after maturity, default or judgment, at the rate set out in this Section 2 (Interest) calculated and compounded quarterly not in advance, computed from the Effective Date or the date of the last payment of interest to the next Principal Repayment Date on the basis of the actual number of days elapsed. For certainty, any overdue interest shall be added to the principal sum and shall bear interest accordingly.

3.	PRINCIPAL PAYMENTS AND MATURITY

(a)	The Principal Amount of this Debenture shall become due and payable in two equal instalments of US$10,000,000 on each of June 30, 2018 and June 30, 2019, respectively, and the balance together with all accrued and unpaid interest and all other monies owing hereunder, shall become due and payable on the Maturity Date (each of such dates being a “Principal Repayment Date”).

(b)	All instalments of principal and interest hereunder received by the Debentureholder shall be applied first as against interest outstanding and secondly against the principal sum.

4.	PREPAYMENT

The Debtor may prepay this Debenture, in cash or cash equivalents only, prior to the Maturity Date either in whole or in part from time to time on not less than fifteen (15) days prior written notice at a price equal to the Principal Amount being redeemed plus all accrued and unpaid interest on such amount being redeemed and, in the case of a prepayment in whole all other amounts owing hereunder. If the Principal Amount being redeemed is less than the whole of the Principal Amount of this Debenture, the Principal Amount of such prepayment shall be applied to the Principal Amount due on the next Principal Repayment Date.

5.	PAYMENT GENERALLY

(a)	All amounts payable by the Debtor hereunder shall be paid to the Debentureholder in United States Dollars, in immediately available funds, without set off or counterclaim on the day such payment is due (i) by wire transfer at such account or financial institution as the Debentureholder may from time to time notify the Debtor or (ii) by bank draft delivered to the Debentureholder at its address as set forth in Section 13 hereof. Any payments received after 3:00 p.m. (Vancouver time) will be considered for all purposes as having been made on the next following Business Day.

(b)	If the due date of any payment under this Debenture would otherwise fall on a day that is not a Business Day, such payment shall be due on the next succeeding Business Day, together with interest that has accrued to the Business Day on which such payment was due.

(c)	The Debentureholder will maintain in accordance with its usual practice one or more accounts evidencing the indebtedness of the Debtor to the Debentureholder hereunder. Such account(s) will be prima facie evidence of the obligations recorded therein, provided that any failure by the Debentureholder to maintain any account or any error therein shall not affect the obligation of the Debtor to repay its indebtedness to the Debentureholder in accordance with this Debenture.

6.	TAXES

(a)	Any and all payments by or on account of any obligation of the Debtor hereunder shall be made free and clear of and without deduction or withholding for any Indemnified Taxes; provided that if the Debtor shall be required to deduct or withhold any Indemnified Taxes from such payments, then (i) the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 6 ), the Debentureholder receives an amount equal to the sum it would have received had no such deduction or withholding been made, (ii) the Debtor shall make such deduction or withholding, and (iii) the Debtor shall pay to the relevant Governmental Authority in accordance with Applicable Law the full amount deducted or withheld.

(b)	If any incremental withholding or deduction for Indemnified Taxes results from the Debentureholder transferring its rights and obligations pursuant to Section 18(a), then the Debtor will not be responsible for making such incremental payments as described in Section 6(a) in respect of such Indemnified Taxes resulting from such transfer.

7.	INTEREST CALCULATIONS

(a)	Except as otherwise specifically provided herein, where in this Debenture a rate of interest is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation, whether 365 or 366, as the case may be, and dividing it by the number of days in the deemed year.

(b)	Notwithstanding anything in this Debenture to the contrary, in the event that any provision of this Debenture would oblige the Debtor to make any payment of interest or other amount payable to the Debentureholder hereunder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Debentureholder of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other applicable law), notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Debentureholder of interest at a criminal or prohibited rate, such adjustment to be effected, to the extent necessary, firstly, by reducing the amount or rate of interest pursuant to Section 2 (Interest Rate) of this Debenture; and thereafter, by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada), as may be amended from time to time, or any other applicable law. Any amount or rate of interest referred to in this Debenture shall be determined in accordance with generally accepted actuarial practices and principles over the term hereof and, in the event of a dispute, a certificate of a fellow of the Canadian Institute of Actuaries appointed by the Debentureholder shall be conclusive for the purposes of such determination.

(c)	In determining whether or not the interest paid or payable under this Debenture exceeds the maximum amount permitted by Section 7(b), the Debtor and the Debentureholder shall, to the maximum extent permitted under the Criminal Code (Canada) or any other applicable law, characterize any non-principal payments as an expense, fee or premium or other payment rather than as interest, as may be necessary to reduce the amount otherwise characterized as interest pursuant to such applicable law, exclude voluntary prepayments and the effects thereof and amortize, prorate, allocate and spread the total amount of interest rateably over the longer of the contemplated term or the actual duration that any Obligations remain outstanding.

8.	SECURITY

As security for the payment of the principal, interest and all other moneys from time to time payable under this Debenture, and the performance by the Debtor of all its obligations hereunder and to better secure the principal, interest and other monies from time to time secured hereunder, the Debtor hereby grants a security interest in and grants, assigns, mortgages and charges, as and by way of a first, fixed and specific mortgage and charge to and in favour of the Debentureholder (collectively, the “Security Interest”):

(a)	all accounts receivable owing by any of the Subsidiaries to the Debtor;

(b)	all Equity Securities in the Subsidiaries owned or held by the Debtor from time to time, including the Securities listed in Exhibit “B”, and all rights and claims of the Debtor in such Securities (the “Shares”);

(c)	all substitutions and replacements of, increases and additions to the property described in Section 8(b) including any consolidation, subdivision, reclassification or stock dividend;

(d)	all proceeds in any form derived directly or indirectly from any dealing with all or any part of the property described in Section 8(a) or Section 8(b), including the proceeds of such proceeds.

The foregoing are collectively referred to as the “Collateral”.

All security interests created by this Debenture attach immediately upon execution of the Debenture. The attachment of the floating charge has not been postponed and the floating charge shall attach to any particular property intended to be subject to it as soon as the Debtor has rights in such property.

Subject to the provisions of the Intercreditor Agreement, the Debtor shall deliver all share certificates representing the Shares to the Debentureholder along with a power of attorney to transfer such Shares, all in form and substance satisfactory to the Debentureholder.

Until the Security Interest is enforceable, the Debtor is entitled to vote the Securities that are part of the Collateral and to receive all dividends and distributions on such Securities. Whenever the Security Interest is enforceable, all rights of the Debtor to vote or to receive distributions or dividends cease and all such rights become vested solely and absolutely in the Debentureholder.

Subject to the Intercreditor Agreement, the Security Interest becomes and is enforceable against the Debtor upon the occurrence and during the continuance of an Event of Default.

9.	CONVERSION

9.1	Conversion Privileges

(a)	On each Principal Repayment Date the Debtor shall have the option to convert the Principal Amount due on such Principal Repayment Date along with any accrued and unpaid interest, or any portion thereof, into common shares in the capital of the Debtor (the “Common Shares”) at the Conversion Price, subject to the Conversion Conditions being met on the Conversion Date. If the Debtor intends to exercise its conversion rights hereunder at any time it shall give the Debentureholder not less than ten (10) Business Days prior notice of such intention. Any payments satisfied by the issue of Common Shares shall first be applied to any interest due and owing at such time.

(b)	The Debtor shall also have the option, at any time, to convert any part of the Principal Amount of the Debenture or any interest accrued into Common Shares at the Conversion Price, subject to the Conversion Conditions being met on the Conversion Date. The Debtor may not convert more than $5,000,000 of principal in any quarter. Any Principal Amount so converted shall be deducted from the Principal Amount due on the next Principal Repayment Date. If the Debtor intends to exercise its conversion rights hereunder at any time it shall give the Debentureholder not less than ten (10) Business Days prior notice of such intention. Any payments satisfied by the issue of Common Shares shall first be applied to any interest due and owing at such time.

(c)	To the extent that it may be necessary to convert Canadian dollars to US dollars for the purpose of making any payment or calculation in this Agreement, such conversion shall be made at the Bank of Canada noon rate quoted for the exchange of Canadian dollars into US dollars or vice versa, on the Business day prior to the date the conversion is to take place.

9.2	Manner of Exercise of Right to Convert

(a)	If the Debtor wishes to convert this Debenture, in whole or in part, into Common Shares pursuant to Subsection 9.1, it shall deliver to the Debentureholder the Conversion Form set forth in Exhibit “C” hereto (the “Conversion Form”), duly executed by the Debtor, irrevocably exercising its right to convert the Principal Amount set out in the Conversion Form along with any accrued and unpaid interest, or such portion thereof, in accordance with the provisions hereof. Upon delivery of the Conversion Form, the Debentureholder or its nominee or assignee shall be entitled to be entered in the books of the Debtor as at the Conversion Date as the holder of the number of Common Shares into which this Debenture, or portion thereof, is convertible in accordance with the provisions hereof and, as soon as practicable thereafter and in any event no later than five (5) Business Days thereafter, the Debtor shall deliver or cause to be delivered to the Debentureholder or, subject as aforesaid, its nominee, participant or assignee, a certificate for such Common Shares.

(b)	For the purposes hereof, the “Conversion Date” shall be deemed to be the date upon which a conversion takes place in accordance with the provisions of this Debenture.

(c)	The Debentureholder shall keep records of payments and conversions and such records shall be prima facia evidence of such payments and conversions.

(d)	Common Shares issued upon conversion of this Debenture in accordance with the terms hereof shall be entitled to all rights and privileges accorded to holders of record of Common Shares on and after the Conversion Date, from which date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

(e)	Upon delivery of the Conversion Form, if the Debentureholder requests that the conversion of this Debenture, or a portion thereof, occur under subsection 85(1) of the Income Tax Act (Canada), the parties hereto agree to elect at the amount determined by the Debentureholder for this purpose, and to make, execute and file with the appropriate bodies the elections required under the said subsection 85(1) and the applicable provisions of any provisions of any applicable provincial legislation in the prescribed form and with the prescribed time.

9.3	Conversion Conditions

The ability of the Debtor to exercise its right to issue Common Shares on any Conversion Date is subject to satisfaction of the following conditions (the “Conversion Conditions”):

(f)	The Common Shares to be issued on any Conversion Date shall be free and clear of all encumbrances save and except for any statutory hold periods of not more than four (4) months plus one day.

(g)	The Debtor is a reporting issuer in good standing under of the laws of at least one of the provinces of Canada.

(h)	The shares of the Debtor are listed and posted for trading, and the Common Shares issued pursuant to such conversion, shall be listed and posted for trading on either the TSX or the TSXV.

(i)	No Insolvency Event shall have occurred and be continuing.

(j)	The Common Shares issued as part of any conversion along with all other common shares of the Debtor held by the Debentureholder shall not exceed 19.99% of the total outstanding common shares of the Debtor, on a non-diluted basis.

9.4	Inability to Issue Common Shares

If the Debtor exercises its rights to convert principal and interest owing under this Debenture into Common Shares but it is restricted in doing so as a result of the provisions of Section 9.3(e), then the Debtor shall exercise its rights to convert the maximum number of Common Shares permitted and the principal and interest not able to be converted shall be deferred to the next Principal Repayment Date, and if the conversion cannot be completed on or prior to the Maturity Date, the Maturity Date shall be extended by one year periods until the conversion can be completed.

9.5	No Requirement to Issue Fractional Shares

The Debtor shall not issue fractional Common Shares upon the conversion of this Debenture. If any fractional interest in a Common Share would, except for the provisions of this Section 9.5, be deliverable upon conversion of this Debenture, any such fractional interest shall be rounded down to the nearest whole number of Common Shares.

9.6	Taxes and Charges on Conversion

The Debtor will from time to time promptly pay or make provision for the payment of all Taxes which may be imposed by applicable laws (except Excluded Taxes or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Common Shares to the Debentureholder upon the exercise of its right of conversion pursuant to the terms of this Debenture.

9.7	Debtor to Reserve Shares

The Debtor covenants that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue upon conversion of this Debenture such number of Common Shares as shall then be issuable upon the conversion of this Debenture. All Common Shares which shall so be issuable shall be duly and validly issued, fully paid and non-assessable.

10.	REPRESENTATIONS AND WARRANTIES

The Debtor hereby represents and warrants to the Debentureholder as of the date of this Debenture (unless otherwise specified in this Debenture) and so long as any Obligations remain outstanding, as follows, and acknowledges that the Debentureholder is relying upon such representations and warranties in entering into the transactions that give rise to the Principal Amount, which representations and warranties shall survive the execution and delivery of this Debenture:

(a)	Corporate Existence and Capacity. The Debtor (i) is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, (ii) has all requisite corporate or other power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its assets and carry on its business as now being or as proposed to be conducted except to the extent that failure to have the same could not reasonably be expected to have a Material Adverse Effect, (iii) is qualified to do business and is in good standing in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify could (either individually or in the aggregate) have a Material Adverse Effect, (iv) has full power, authority and legal right to make and perform each of the Credit Documents to which it is a party, and (v) is in material compliance with all applicable laws and regulations and other than as disclosed to the Debentureholder prior to the date hereof, all material agreements.

(b)	Authorization; Binding Effect. The making and performance by the Debtor of the Credit Documents and all other documents and instruments to be executed and delivered thereunder by it have been duly authorized by all necessary corporate action and each of the Credit Documents and other documents and instruments has been duly executed and delivered by it and constitutes a valid and legally binding obligation of it enforceable against it in accordance with its terms subject to bankruptcy, insolvency, reorganization, arrangement, winding-up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally and to general equitable principles.

(c)	No Conflict. The execution and delivery of the Credit Documents by the Debtor and the consummation by the Debtor of the transactions contemplated hereby will not violate or result in a breach of:

(i)	any provision of the constating documents or any resolution of the board of directors (or any committee thereof) or any resolution of the shareholders of the Debtor;

(ii)	any Applicable Law to which the Debtor is subject; or

(iii)	any provision of any contract, agreement or other instrument to which the Debtor is a party.

(d)	Contractual and Regulatory Approvals. The Debtor is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no license, consent, authorization or approval or other action by, or notice to or filing or registration with, any Governmental Authority (including any foreign exchange approval), and no other third-party consent or approval is necessary for the due execution, delivery and performance by it of the Credit Documents to which it is a party or for the legality, validity or enforceability thereof against it and there is no law, regulation or decree that imposes material adverse condition upon the completion of any of the transactions contemplated herein.

(e)	Financial Information. The most recent annual financial statements and quarterly financial statements in respect of the Debtor that are filed and available on SEDAR are complete in all material respects and, fairly present, in conformity with IFRS, the financial position of the Debtor, as of the date thereof, and its results of operations and cash flows as of the date referred to therein.

(f)	No Proceedings. Except as disclosed by the Debtor to the Debentureholder, there are no Legal Proceedings or Orders outstanding against the Debtor (either individually or in the aggregate), and to the knowledge of the Debtor, there are no Legal Proceedings or governmental investigations pending or threatened against the Debtor, in each case which are reasonably likely to result in a Material Adverse Effect.

(g)	Judgments, Etc. The Debtor is not subject to any judgment, order, writ, injunction, decree or award that has not been stayed or of which enforcement has not been suspended and that individually or in the aggregate constitutes, or is reasonably likely to result in, a Material Adverse Effect.

(h)	No Event of Default. [REDACTED], no Event of Default or Pending Event of Default has occurred and is continuing. The Debtor is not in default under any agreement, guarantee, indenture or instrument to which it is a party or by which it is bound, the breach of which could reasonably be expected to cause a Material Adverse Effect or affect its ability to perform any of its obligations under any Credit Document to which it is a party.

(i)	Taxes. The Debtor has filed all Tax returns which are required to be filed by it and has paid all Taxes due pursuant to such returns or pursuant to any assessment received by it, other than any such Taxes that are being contested in good faith by an appropriate proceeding and for which reserves have been established in accordance with IFRS.

(j)	Compliance with Applicable Laws and Credit Documents. The Debtor is in compliance with all Applicable Laws of any Governmental Authority having jurisdiction over it or its properties and, except as disclosed by the Debtor to the Debentureholder, all material agreements, other than where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(k)	Listing. The Common Shares are listed and posted for trading on the TSX, the TSXV or the NEX, a separate board of the TSXV and the Debtor is a "reporting issuer" not in default of the requirements of the Applicable Securities Legislation.

(l)	Corporate Structure. Set out in Exhibit “D” is a corporate chart showing all of the Subsidiaries of the Debtor, the number and type of Equity Securities issued by each of the Subsidiaries of the Debtor and the name of the holder of each issued Equity Security of such Subsidiary.

11.	COVENANTS

The Debtor covenants and agrees with the Debentureholder that, unless compliance has been waived in writing by the Debentureholder and so long as any Obligations remain outstanding, it will do the following:

(a)	Punctual Payment of Obligations. The Debtor shall make payment of the Obligations when due.

(b)	No Material Change Conduct of Business. The Debtor shall, and it shall cause each of its Subsidiaries to, carry out and perform all operations and activities in a commercially prudent manner and in accordance with all Applicable Laws, all applicable licences, permits and other authorizations and good mining, processing, engineering and environmental practices prevailing in the mining industry.

(c)	Compliance with Laws and Contracts. The Debtor will, and shall cause each of its Subsidiaries to, obtain and maintain in force (or where appropriate, promptly renew) all Authorizations reasonably necessary for carrying out its business and operations generally, including those Authorizations required under each Credit Document, and at all times comply with all Applicable Laws and regulations relating to it and its business other than (except in the case of laws relating to corruption and bribery) where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(d)	Maintenance of Accounting Methods and Financial Records. The Debtor will, and shall cause each of its Subsidiaries to, maintain a system of accounting which is established and administered in accordance with IFRS consistently applied, keep adequate records and books of account in which accurate and complete entries shall be made in accordance with such accounting principles reflecting all transactions required to be reflected by such accounting principles, keep accurate and complete records of any property owned by it.

(e)	Books; Records; Inspections. The Debtor will keep, and shall cause each of its Subsidiaries to keep, true, complete and accurate Books and Records of all of its operations and activities in a manner consistent with customary and prudent commercial practice. Subject to the confidentiality provisions of this Debenture, the Debtor shall, and shall cause each of its Subsidiaries to, on written request by the Debentureholder, provide copies to the Debentureholder, and permit the Debentureholder and its authorized representatives to perform audits or other reviews and examinations from time to time, of the Debtor’s and each Subsidiaries, Books and Records that are available to the shareholders of the Debtor. The Debentureholder shall diligently complete any reasonable audit or other examination permitted hereunder the costs of which shall be borne by the Debentureholder.

(f)	Maintenance of Legal Existence. The Debtor shall, and shall cause each of its Subsidiaries to, preserve and maintain its existence in good standing.

(g)	Notice to the Debentureholder of an Event of Default. Upon the Debtor becoming aware of the occurrence of either an Event of Default or Pending Event of Default of which the Debtor is aware, the Debtor shall promptly deliver to the Debentureholder a notice specifying the nature and date of occurrence of such Event of Default or Pending Event of Default, the Debtor’s assessment of the duration and effect thereof and the action which the Debtor proposes to take with respect thereto.

(h)	Payment of Taxes/Claims. The Debtor shall, and shall cause each of its Subsidiaries to, pay or discharge, or cause to be paid or discharged, before they become delinquent:

(i)	all Taxes imposed upon the Debtor or any Subsidiary or upon their income or profits or in respect of business, or Property and file all tax returns in respect thereof;

(ii)	all lawful claims for labour, materials and supplies;

(iii)	all required payments under any of its Financial Indebtedness; and

(iv)	all other obligations;

provided, however, that the Debtor and any Subsidiary shall not be required to pay or discharge or to cause to be paid or discharged, any such amount so long as its validity or quantum is contested in good faith by appropriate proceedings, or a reserve has been established in its Books and Records in accordance with IFRS in an amount satisfactory to the Debentureholder in its sole discretion, acting reasonably.

(i)	No Amalgamation, Merger, Wind-Up, Change in Control, Etc. The Debtor shall not consolidate, amalgamate with, or merge with or into, or transfer all or substantially all its assets to, or reorganize, reincorporate or reconstitute into or as another entity unless, at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution or transfer, the resulting, surviving or transferee entity assumes in favour of the Debentureholder all the obligations of the Debtor under the Credit Documents.

(j)	Maintain Listing. The Debtor shall take all steps necessary to ensure that the Common Shares and any Common Shares issued to the Debentureholder pursuant to this Debenture, are listed and posted for trading on any stock exchange which the Debtor’s Common Shares are posted and listed for trading on (subject, in the case of any Common Shares issued to the Debentureholder pursuant to the terms hereof, to any applicable hold periods, not to exceed four months plus one day), and will use commercially reasonable efforts to maintain such listing and posting for trading of such Common Shares on the TSX or TSXV, and will use commercially reasonable efforts to maintain the Debtor's status as a "reporting issuer" not in default of the requirements of the Applicable Securities Legislation.

(k)	Guarantees. The Debtor shall cause each Material Subsidiary to provide the Debentureholder with a guarantee (each, a "Guarantee" and together, the "Guarantees") of all of the Debtor's liabilities, obligations and indebtedness arising pursuant to this Debenture. Each such Guarantee shall be a secured obligation of the Material Subsidiary which is a signatory thereto and such Material Subsidiary will: (i) deliver to the Debentureholder an assignment of all intercompany receivables from the Debtor or any Subsidiary of the Debtor; and (ii) deliver to the Debentureholder a pledge of all Equity Securities held by such Material Subsidiary, such assignments and pledges to be in form and substance satisfactory to the Debentureholder.

(l)	Further Assurances. The Debtor will, and will cause any Subsidiary to, at the Debtor’s cost and expense, execute and deliver to the Debentureholder all such documents, instruments and agreements and do all such other acts and things as may be reasonably required, in the opinion of the Debentureholder, to carry out the purpose of the Credit Documents or any other document to which it is a party or to enable the Debentureholder to exercise and enforce its rights under hereunder or thereunder.

If the Debtor fails to perform any covenant or any other provision of any of the Credit Documents, the Debentureholder may, in its discretion, perform any such covenant capable of being performed by it, and if any such covenant requires the payment of money the Debentureholder may, in its discretion, make any such payments. All sums so expended by the Debentureholder shall be payable on demand and, until paid, shall be added to and be deemed to be included in the Obligations and shall bear interest at the same rate applicable to principal.

12.	DEFAULT

(a)	The occurrence of any one or more of the following events shall constitute an “Event of Default” under this Debenture:

(i)	Payment. If the Debtor fails to pay any amount when due hereunder and such failure remains outstanding and unremedied for three days;

(ii)	Representations and Warranties. If any representation or warranty made in any of the Credit Documents by the Debtor or any Subsidiary of the Debtor, or if any certificate or opinion furnished to the Debentureholder pursuant to the provisions hereof proves to have been materially incorrect, incomplete or misleading as of the time made or repeated or deemed to be made or repeated, and such inaccuracy is not remedied within the Cure Period;

(iii)	Failure to Perform. Other than as otherwise specified in this Section 12 (Default), if the Debtor defaults in the performance of any of its covenants or obligations under any of the Credit Documents and provided that such default is capable of being remedied, and such default is not remedied within the Cure Period;

(iv)	Insolvency. If the Debtor fails to pay its debts generally as they fall due or suspends making payments on all or any class of its debts or announces an intention to do so or begins negotiations with one or more creditors with a view to rescheduling any of its indebtedness;

(v)	Illegality. If it becomes unlawful for the Debtor or any Subsidiary of the Debtor to perform any of its obligations under any of the Credit Documents or any of its obligations under any Credit Document cease to be valid, binding or enforceable;

(vi)	Bankruptcy or Similar Proceedings. Upon the occurrence of an Insolvency Event affecting the Debtor or any Subsidiary of the Debtor;

(vii)	Material Adverse Effect. If an event or series of events occur which has or with the passage of time or notice or both, would have a Material Adverse Effect;

(viii)	Judgment. If one or more final judgments or decrees for the payment of (A) in the case of any judgment or decree in respect of obligations or other arrangements with Debentureholders or any of its affiliates, any money, or (B) in any other case, money in excess of $[REDACTED] in the aggregate for all such cases and no more than $[REDACTED] in any one year period, shall have been obtained or entered against the Company or any of its Subsidiaries provided such judgments or decrees shall not have been and remain vacated, discharged or stayed pending appeal within the applicable appeal period;

(ix)	Authorizations. If any Authorization by a Governmental Authority necessary for the performance of any obligation of the Debtor or any Subsidiary of the Debtor under any Credit Document ceases to be in full force and effect; or

(x)	Lender Event. Upon the occurrence of a Lender Event affecting the Debtor or any Subsidiary of the Debtor.

(b)	Upon the occurrence of any one or more Events of Default under Section 12(a), all Obligations shall forthwith become due and payable without notice or demand.

(c)	Upon the occurrence of an Event of Default which has not been remedied within any applicable cure period, other than an Event of Default under Section 12(a)(vi), the Debentureholder, at its option, may declare all or part of Obligations to be due and payable either on demand or to be immediately due and payable without demand, in each case, all without presentment, protest or further notice of any kind, all of which are hereby expressly waived by the Debtor. In such event the Debentureholder may, in its discretion, exercise any right or recourse and proceed by any action, suit, remedy or proceeding against the Debtor authorized or permitted by law for the recovery of the Obligations hereunder.

(d)	Upon the occurrence and during the continuance of an Event of Default, the Debentureholder may realize upon the Collateral and enforce the rights of the Debentureholder against the Collateral.

(e)	The rights and remedies of the Debentureholder hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies available at law or in equity or otherwise. No single or partial exercise by the Debentureholder of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which the Debentureholder may be entitled.

(f)	No failure on the part of the Debentureholder to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under any Credit Document shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege under any Credit Document preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The remedies provided herein are cumulative and not exclusive of any remedies provided by law. Any waiver by the Debentureholder of the strict compliance with any term any Credit Document will not be deemed to be a waiver of any subsequent Event of Default.

13.	DEFINITIONS AND INTERPRETATION

(a)	Definitions. For the purposes of this Debenture, capitalized words and phrases shall have the meanings set forth in Exhibit “A”.

(b)	Accounting Principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of the Credit Documents, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with IFRS.

(c)	Terms Generally. Words importing the singular number include the plural and vice versa. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All forms of “include” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall have the same meaning and effect as “shall”. Unless the context requires otherwise (i) reference to any agreement or other document herein shall be construed as referring to such agreement or other document as from time to time amended (subject to any restrictions on such amendment set forth herein); (ii) reference to any Person shall be construed to include such Person’s successors and assigns; (iii) “herein”, “hereof” and “hereunder”, and similar words shall be construed to refer to this Debenture in its entirety and not to any particular provision hereof; and (iv) all references to sections, schedules and exhibits shall be construed to refer to sections of, schedules to and exhibits to this Debenture, and all such schedules and exhibits shall form part of this Debenture.

(d)	Security. It is hereby acknowledged and agreed that this Debenture has the benefit of all security delivered by the Debtor and others in favour of the Debentureholder.

14.	NOTICE

Any notice or written communication given pursuant to or in connection with this Debenture shall be in writing and shall be given by delivering the same personally or by prepaid courier, prepaid registered mail, or telecopier, addressed to the party to be notified at the following address of such party or at such other address of which such party has given notice to the other party hereto:

for the Debtor,

Luna Gold Corp.
Suite 800 – 543 Granville Street
Vancouver, BC, V6C 1X8

Attention:	President
Fax:	(604) 558-0561

for the Debentureholder,

Sandstorm Gold (Canada) Ltd.
Suite 1400
400 Burrard Street
Vancouver, BC, V6C 3A6

Attention:	President

Fax:	(604) 684-3123

Any such notice shall be conclusively deemed to have been given and received on the day of actual receipt by the addressee or, if given by prepaid registered or certified mail, on the fifth day following the mailing date (absent a general disruption in postal service).

15.	CONFIDENTIALITY

(a)	Subject to Section 14(b), neither the Debentureholder nor the Debtor shall, without the express written consent of the other (which consent shall not be unreasonably withheld), disclose any non-public information in respect of the terms of the Credit Documents or otherwise received under or in conjunction with the Credit Documents, other than to its employees, agents and/or consultants for purposes related to the administration of the Credit Documents, and none of the Debentureholder and the Debtor shall issue any press releases concerning the terms of any Credit Document without the consent of the other after such parties having first reviewed the terms of such press release. The Debentureholder and the Debtor agree to reveal such information only to its employees, agents and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this Section 14 (Confidentiality).

(b)	Notwithstanding the foregoing, the Debentureholder and the Debtor may disclose information obtained under any Credit Document if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such party, provided that the Debentureholder and the Debtor shall disclose only such information as, in the opinion of its counsel, is required to be disclosed and provided further that where possible (time permitting after reasonable efforts on the part of such disclosing party) the other party shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by the other parties.

16.	EXPENSES

The Debtor will reimburse the Debentureholder within thirty (30) days of the Debentureholder providing a written invoice and supporting documentation in respect thereof, all of the Debentureholder’s reasonable out-of-pocket costs and expenses incurred in respect of the negotiation, registration, enforcement of, or the preservation of rights under the Credit Documents (including, without limitation, any intercreditor agreements), including the reasonable fees and expenses of legal counsel for the Debentureholder in connection therewith.

17.	INDEMNIFICATION

The Debtor hereby indemnifies the Debentureholder, its affiliates and their respective directors, officers and employees, from and against, any claim, damage, loss, liability, judgment, suit, cost or expense of any kind (including reasonable fees and expenses of counsel), arising directly or indirectly out of:

(a)	any breach by the Debtor of any representation, warranty or covenant contained herein; and

(b)	the enforcement by the Debentureholder of any right or remedy hereunder.

18.	SUCCESSORS AND ASSIGNS, WAIVER AND ACKNOWLEDGEMENT

(a)	The Debtor may not transfer, assign or convey any of its obligations under the Credit Documents to any Person without the prior written consent of the Debentureholder. The Debentureholder may transfer or assign the Credit Documents or any of its rights or obligations thereunder without the consent of the Debtor.

(b)	This Debenture shall be binding upon the Debtor and its successors and permitted assigns and shall enure to the benefit of the Debentureholder and its successors and assigns. Any reference herein to the Debentureholder shall include its successors and assigns as if specifically named. This Debenture is a negotiable instrument. Presentment for payment, demand, protest, notice of protest, notice of dishonour and statutory days of grace respecting this Debenture are hereby waived.

19.	GOVERNING LAW AND JURISDICTION

(a)	This Debenture shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein (other than the conflict of laws rules).

(b)	The Debtor agrees that any legal proceeding with respect to this Debenture or to enforce any judgment obtained against the Debtor may be brought by the Debentureholder in the courts of the Province of British Columbia, Canada, in the courts of any jurisdiction where the Debtor may have assets or carries on business or in the courts in any other jurisdiction where payments are to be made hereunder, and the Debtor hereby irrevocably submits to the non-exclusive jurisdiction of each such court and acknowledges its competence. The Debtor agrees that a final judgment against it in any such legal proceeding will be conclusive and may be enforced in any other jurisdiction by suit on the judgment (a certified or exemplified copy of which judgment will be conclusive evidence of the fact and of the amount of the Debtor’s Obligations hereunder) or by such other means provided by law.

(c)	The Debtor agrees that this Debenture and the transactions contemplated herein constitute commercial activity and the Debtor irrevocably waives, for each relevant jurisdiction, any right of immunity which it or any of its property has or may acquire in respect of its obligations hereunder, including any immunity from jurisdiction, suit, judgment, set off, execution, attachment (and in an action in rem, arrest, detention, seizure and forfeiture) or other legal process (including relief by way of injunction and specific performance).

(d)	To the extent that the Debtor may be entitled to the benefit of any provision of law requiring the Debentureholder, in any action or proceeding brought in a court of the Debtor’s domicile or other jurisdiction in connection with this Debenture, to post security for litigation costs or otherwise post a performance bond or similar security, the Debtor hereby irrevocably waives such benefit, in each case to the fullest extent now or hereafter permitted under the laws of the Debtor’s country of domicile or, as the case may be, such other jurisdiction.

20.	WAIVER OF JURY TRIAL

The Debtor hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Credit Documents, or the transactions contemplated thereby.

21.	SEVERABILITY OF PROVISIONS

Any provision of this Debenture that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of that prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of that provision in any other jurisdiction.

22.	ENTIRE AGREEMENT

The Credit Documents constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements or understandings, written or oral, with respect thereto.

23.	SURVIVAL

The provisions of Sections 6 (Taxes), 15 (Confidentiality), 16 (Expenses), 17 (Indemnification) and 19 (Governing Law), shall in each case survive any termination of this Debenture and the payment in full of the Obligations.

24.	JUDGEMENT CURRENCY

(a)	If, for the purpose of obtaining or enforcing judgment against the Debtor in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 24 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 24 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of British Columbia or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 24(a)(ii) being hereinafter in this Section 24 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 24(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Debtor shall pay to the Debentureholder such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)	Any amount due from the Debtor under the provisions of Section 24(b) shall be due to the Debentureholder as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Debenture.

(d)	The term “rate of exchange” in this Section 24 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

25.	TIME

Time is and will be of the essence of each and every provision of this Debenture.

26.	COUNTERPARTS

This Debenture and any schedules, certificates or other writing delivered in connection herewith, may be executed in any number of counterparts and by facsimile or electronic means, with the same effect as if all parties had all signed the same document, and all such counterparts and adopting instruments will be construed together and will constitute one and the same instrument. The execution of this Agreement and any other writing by any party hereto or thereto will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto.

27. INTERCREDITOR AGREEMENT

During the period that the Intercreditor Agreement is in force, in the event of any conflict between the terms of the Intercreditor Agreement and this Agreement or any other Credit Document, the terms of the Intercreditor Agreement shall govern and control. Without limiting the generality of the foregoing, notwithstanding anything to the contrary herein or in any other Credit Document, the Debentureholder acknowledges and agrees that neither the Debtor nor any guarantor under a Guarantee shall be required to take or refrain from taking any action required under this Agreement or at the request of the Debentureholder, with respect to any Collateral or otherwise, if such action or inaction would be inconsistent with the terms of the Intercreditor Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF each of the Debtor and the Debentureholder has executed this Debenture under the hands of its duly authorized officers in that behalf.

LUNA GOlD CORP.

Per:
Name:
Title:
Per:
Name:
Title:

The undersigned agrees to be bound by the Debentureholder’s covenants contained herein.

SANDSTORM GOLD (CANADA) LTD.

Per:
Name:
Title:
Per:
Name:
Title:

Convertible Debenture

EXHIBIT “A”
DEFINITIONS

(a)	“Applicable Law” means any federal, provincial, state, local or municipal statute, law (including the common law), ordinance, rule having the force of law, regulation, by-law (zoning or otherwise) or Order of any Governmental Authority or rule of any stock exchange or securities commission, having jurisdiction;

(b)	“Authorization” means any consent, registration, filing, agreement, certificate, license, approval, permit, authority or exemption from, by or with any Governmental Authority and all corporate, creditors’ and shareholders’ approvals or consents;

(c)	“Books and Records” means all records (whether or not recorded on computer or computer related media) in the possession or control of the Debtor relating in whole or in part to the business of the Debtor, including any business, financial, accounting or Tax records;

(d)	“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday or any day on which major banks are closed for business in Vancouver, British Columbia;

(e)	“Claim” means any act, omission or state of facts and any complaint, litigation, demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto;

(f)	“Common Shares” has the meaning attributed thereto in Section 9.1(a);

(g)	“Control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a Person, whether by ownership of securities, by contract or otherwise; and “Controls”, “Controlling”, “Controlled by” and “under common Control with” have corresponding meanings;

(h)	“Conversion Conditions” has the meaning attributed thereto in Section 9.3;

(i)	“Conversion Date” has the meaning attributed thereto in Section 9.2(b);

(j)	“Conversion Form” has the meaning attributed thereto in Section 9.2(a);

(k)	“Conversion Price” means the greater of (A) Cdn$0.10 per share, and (B) the 20 day volume weighted average trading price in Canadian dollars of the common shares of the Debtor, ending as of the Business Day prior to the date on which the Conversion Form is delivered by the Debtor to the Debentureholder;

(l)	“Credit Documents” means collectively, this Debenture, the Guarantees, the Security and any documents entered into in respect of any of the foregoing, including, without limitation, any intercreditor, priority or subordination agreements, and “Credit Document” means each of them;

(m)	“Cure Period” means a period of 15 days following delivery by the Debentureholder to the Debtor, as the case may be, of written notice of a breach or default, or such longer period of time as the Debentureholder may determine in its sole discretion;

(n)	“Debtor” means Luna Gold Corp., and its successors and assigns;

(o)	“Effective Date” means the date of this Debenture;

(p)	“Encumbrance” means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, hypothec, royalty, right of first refusal, option to acquire an ownership interest, execution or title defect, and any right or privilege capable of becoming any of the foregoing;

(q)	“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person's capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing;

(r)	“Event of Default” has the meaning attributed thereto in Section 12;

(s)	“Excluded Taxes” means, with respect to the Debentureholder, income or franchise Taxes imposed on (or measured by) its taxable income or capital Taxes imposed on (or measured by) its taxable capital, in each case by Canada, or by the jurisdiction under the Laws of which such recipient is organized or in which its principal office is located.

(t)	“Governmental Authority” means any government whether federal, provincial, state or municipal and any governmental agency, governmental authority, governmental tribunal, court, governmental commission (including a securities commission) of any kind whatsoever, any subdivision, agency, commission, board or authority of any of the foregoing or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the amount of any of the foregoing or any stock exchange or securities commission, having jurisdiction;

(u)	“Guarantees” and “Guarantee” have the meaning attributed thereto in Section 11(k);

(v)	“IFRS” means, in relation to any Person at any time, accounting principles generally accepted in Canada applied on a basis consistent with the most recent audited financial statements of such Person and, if applicable, its consolidated affiliates (except for changes disclosed in the notes to such financial statements), including International Financial Reporting Standards, issued by the International Accounting Standards Committee, and as adopted by the Canadian Institute of Chartered Accountants, as amended from time to time.

(w)	“Indemnified Taxes” means all Taxes other than Excluded Taxes.

(x)	“Insolvency Event” means, in relation to the Debtor or any Subsidiary of the Debtor, any one or more of the following events or circumstances:

(i)	proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)	a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)	it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar Person appointed with respect to it or any substantial portion of its property or assets;

(iv)	a resolution is passed for the winding-up or liquidation of it; or

(v)	its working capital is negative, where working capital is the current assets less the current liabilities (both as defined by IFRS);

(y)	“Intercreditor Agreement” means the Intercreditor Agreement dated as of [REDACTED] (as amended, supplemented, restated, replaced or modified from time to time), among Luna Gold Corp., Sandstorm Gold Ltd., Pacific Road Capital II Pty Limited, as trustee for Pacific Road Resources Fund II, Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II L.P. and others

(z)	“Legal Proceedings” means any action, suit, proceeding, demand, assessment, judgment, litigation, hearing, Claim, grievance, arbitration or administrative proceeding or other proceeding or dispute resolution process and includes any appeal, settlement or compromise relating then or review and any application for same;

(aa)	“Lender Event” means any one or more of the following events or circumstances:

(i)	a demand is made, or other enforcement step taken, by a person for the payment in full of any indebtedness in the aggregate that is greater than $[REDACTED] owing to such person or the acceleration by a person of the time for payment of any such indebtedness to a time prior to its stated maturity, and such demand shall not have been paid prior to the later of the expiry of any applicable grace period or 10 Business Days following such demand, or where no applicable grace period exists, 10 Business Days following such demand;

(ii)	any action is taken to enforce any Encumbrance securing any indebtedness or any rights and remedies of a person in connection with such Encumbrance; and

(iii)	any event of default occurs under any one of (i) the Second Amended and Restated Loan Agreement among the Debtor, the Material Subsidiaries and the Debentureholder dated as of the date hereof, (ii) the Aurizona Royalty Agreement among the Debtor, Mineracao Aurizona S.A. and Sandstorm Gold (Canada) Ltd. (“Sandstorm Canada”) dated as of the date hereof, or (iii) the Aurizona Greenfields Royalty Agreement among the Debtor, Mineracao Aurizona S.A. and Sandstorm Canada dated as of the date hereof, in each case, as amended from time to time;

(bb)	“Material Adverse Effect” means a material adverse change in or effect on:

(i)	the condition, financial or otherwise, earnings, operations, assets, business affairs or business prospects of the Debtor;

(ii)	the ability of the Debtor to perform its payment or other obligations under the Credit Documents; or

(iii)	the legality, validity or enforceability of the Credit Documents, or the rights and remedies available to the Debentureholder hereunder and thereunder;

(cc)	“Material Subsidiary” means Aurizona Goldfields Corporation and Mineracao Aurizona S.A.;

(dd)	“Maturity Date” means June 30, 2020, unless extended in accordance with the provisions of Section 9.4;

(ee)	“Obligations” means all indebtedness, liabilities and other obligations of the Debtor to the Debentureholder hereunder or under the Credit Documents;

(ff)	“Pending Event of Default” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to that event, would constitute an “Event of Default”;

(gg)	“Person” shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, association, unincorporated organization, any Governmental Authority or any other entity recognized by law;

(hh)	“Principal Amount” means the Principal Amount outstanding hereunder from time to time, being US$30,000,000 less any payments on account of principal or reduction of principal by way of conversion, made from time to time.

(ii)	“Principal Repayment Date” has the meaning attributed thereto in Section 3(a);

(jj)	“Security” means a pledge of all shares held in the capital of any Person by each Material Subsidiary and a pledge of all intercompany receivables by each Material Subsidiary;

(kk)	“Subsidiary” means each Person directly or indirectly Controlled by the Debtor;

(ll)	“Taxes” means all present or future taxes, levies, duties, deductions, assessments, fees and other charges imposed by any Governmental Authority, including sales or value-added taxes, goods and services taxes, stamp taxes and royalties together with any fines, penalties and interest applicable, but shall not include income or capital taxes;

(mm)	“TSX” means the Toronto Stock Exchange; and

(nn)	“TSXV” means the TSX Venture Exchange.

EXHIBIT “B”

Securities of Subsidiaries Owned or Held by Luna Gold Corp.
Name of Subsidiary	Number of common shares owned by the Company
Aurizona Goldfields Corporation	13,200,000
Mineração Aurizona S.A.	134,728,804

EXHIBIT “C”
CONVERSION FORM

TO:       SANDSTORM GOLD (CANADA) LTD. [or assignee]

All terms used herein but not defined shall have the meanings ascribed thereto in the Debenture dated as of June 30, 2015 issued by Luna Gold Corp. to Sandstorm Gold Ltd. (the “Debenture”)

Pursuant to Section 9 of the Debenture, the undersigned Debtor hereby irrevocably elects to convert:

(a) the following amount of accrued and unpaid interest of US$_________________ into _______________ Common Shares in accordance with the terms of the Debenture, at the Conversion Price. The exchange rate used to calculate the number of Common Shares is _______ as per Section 9.1(c) of the Debenture.

(b) if all of the accrued and unpaid interest owing under the Debenture is paid in cash or through the conversion to Common Shares pursuant to (a) above, the following Principal Amount of US$__________________ into __________________ Common Shares in accordance with the terms of the Debenture, at the Conversion Price. The exchange rate used to calculate the number of Common Shares is _______ as per Section 9.1(c) of the Debenture.

The Conversion Price is calculated as follows:

(A) 20 day volume weighted average trading price for shares of the Debtor Cdn$______________ (calculations attached)

(B) Cdn$0.10 per share

(C) greater of A and B $____________ (Conversion Price)

DATED this _____ day of _________________________, 20__.

LUNA GOLD CORP.

By:	c/s

Name:
Title:

EXHIBIT “D”

SUBSIDIARIES OF LUNA GOLD CORP.

Schedule “B”

Form of Loan Agreement

[See attached]

EXECUTION VERSION

SECOND AMENDED AND RESTATED LOAN AGREEMENT

THIS AMENDED AND RESTATED LOAN AGREEMENT made as of the 30th day of June, 2015 (the “Effective Date”)

AMONG:

AURIZONA GOLDFIELDS CORPORATION, a corporation incorporated and existing under the laws of Canada

(the “Borrower”)

OF THE FIRST PART

-and-

MINERAÇÃO AURIZONA S.A., a Brazilian corporation (sociedade anônima) duly organized and validly existing under the laws of the Federative Republic of Brazil

(the “Guarantor”)

OF THE SECOND PART

-and-

LUNA GOLD CORP., a corporation incorporated and existing under the laws of Canada

(the “Parent Guarantor”)

OF THE THIRD PART

-and-

SANDSTORM GOLD LTD., a corporation incorporated and existing under the laws of the Province of British Columbia

(the “Lender”)

OF THE FOURTH PART

WHEREAS the parties hereto executed and delivered an amended and restated loan agreement dated as of April 11, 2014 which is superceded by this Agreement, it being the intent of the parties hereto that this Agreement is an amendment and restatement thereof;

AND WHEREAS it is in the best interests of the Guarantor and the Parent Guarantor that the Borrower obtain the Loan (as defined below) and each of them is willing to guarantee the obligations of the Borrower to the Lender hereunder on the terms and conditions contained herein and the Guarantor is willing, subject to the Intercreditor Agreement, to provide security for such guarantee as and by way of the Mineral Rights Pledge Agreement, the Machinery and Equipment Pledge Agreement, the Brazilian law Gold Pledge Agreement, and the Guarantee of the Borrower by the Guarantor, each dated as of April 14, 2014 (the “Guarantor Security”), which Guarantor Security shall be amended as contemplated herein but shall otherwise remain in full force and effect and shall not be superceded by this Agreement, and which shall at all times apply to the Loan set forth hereunder, all on and subject to the terms and conditions contained herein;

AND WHEREAS for the purposes of this Agreement, a “Business Day” shall be a day that is not a Saturday or a Sunday or a statutory holiday in the Province of British Columbia or the Province of Ontario;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the agreements herein contained and for other good and valuable consideration (the receipt and adequacy whereof is hereby acknowledged) the parties hereto agree as follows:

1.        For value received, the Borrower hereby acknowledges itself indebted and promises to pay to the Lender, its successors and assigns, the principal sum of a maximum of US$23,730,306 (the “Loan”) and interest thereon at the rate, dates and places as hereinafter provided. The Borrower acknowledges that as at the Effective Date, the full amount of the Loan remains due and owing pursuant to the terms hereof.

2.        The principal amount of the Loan owing hereunder, together with accrued and unpaid interest thereon and all other amounts owing hereunder, shall become due and payable on June 30, 2021 (the “Maturity Date”). All payments to be made hereunder shall be made to the Lender at its office set out herein.

3.        The principal amount of the Loan outstanding from time to time shall bear interest at a rate per annum of 5%, calculated and compounded quarterly, in arrears, as well after as before maturity and both before and after default and after judgment. Interest shall be due and payable on the Maturity Date. Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the effective rate method of calculation, and will not be calculated using the nominal rate method of calculation. Notwithstanding the foregoing, after the occurrence of, and during the continuance of, a Default, the interest rate referred to above shall be increased by 5% per annum such that the interest rate during such period shall be 10% per annum.

4.        The Borrower may prepay the Loan, in whole or in part, at any time or times, upon not less than 10 Business Days notice, without bonus or penalty, provided however, if such prepayment is less than the full amount outstanding at such time such prepayment will be applied first to all accrued and unpaid interest and then to the principal portion of the Loan. Any amount repaid may not be reborrowed and will be deducted from the amount outstanding and cancelled.

5.        This Agreement shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

6.        Each of the Borrower, the Parent Guarantor and the Guarantor hereby covenant and agree with the Lender that so long as the Loan remains unpaid:

(a)	The Borrower will pay the Loan, including interest, at the dates, time and places, and in the manner mentioned herein.

(b)	Each of the Borrower, the Parent Guarantor and the Guarantor will at all times maintain their corporate existence.

(c)	Each of the Borrower, the Parent Guarantor and the Guarantor shall pay all material obligations when due, including without limitation, payment on all loan facilities and taxes, except those taxes that are being disputed in good faith.

(d)	Each of the Borrower, the Parent Guarantor and the Guarantor shall carry on and conduct its respective business in a proper and efficient manner so as to preserve and protect its respective assets, property and undertaking, and without limitation, shall hold, maintain, use and operate its respective assets, property and undertaking in accordance with all material governmental rules, regulations and laws and the material terms and requirements of all insurance policies, licenses, permits and agreements relating thereto.

(e)	Neither the Borrower nor the Guarantor shall sell, transfer or assign the Aurizona Gold Project in Brazil owned by the Borrower through the Guarantor (the “Project”) or any related assets without providing prior written notice to the Lender, except in the ordinary course of its respective business which means operating and producing gold from the Project.

(f)	The Borrower shall promptly provide notice to the Lender of any Default (as hereinafter defined) hereunder or the occurrence of any event which with the giving of notice or passage of time could constitute a Default.

7.        Each and every of the following shall be a default under this Agreement (the “Default”):

(a)	The Borrower makes default in payment of the Loan or interest thereon, as and when the same becomes due under any provision hereof, and such default remains outstanding and unremedied for three days.

(b)	If there should occur a default in any term or condition of this Agreement (other than as set out in subsection (a) hereof), and such default remains outstanding and unremedied for 15 days.

(c)	If a default shall occur under any of (i) the Convertible Debenture dated as of the date hereof issued by the Parent Guarantor to the Lender, (ii) the Aurizona Royalty Agreement among the Parent Guarantor, the Guarantor and Sandstorm Gold (Canada) Ltd. (“Sandstorm Canada”) dated as of the date hereof, or (iii) the Aurizona Greenfields Royalty Agreement among the Parent Guarantor, the Guarantor and Sandstorm Canada dated as of the date hereof, in each case, as amended from time to time.

(d)	If the Borrower, the Parent Guarantor or the Guarantor shall become insolvent or shall make a bulk sale of its respective assets or a general assignment for the benefit of its creditors or a proposal under any bankruptcy or insolvency legislation or if a bankruptcy petition shall be filed or presented or if a custodian or a receiver and manager or any other officer with similar powers shall be appointed over its property, or any part thereof.

(e)	If the Borrower, the Parent Guarantor or the Guarantor shall default in any obligations to any lender in respect of outstanding debt that exceeds $[REDACTED] and such default is not cured or waived within 60 days.

(f)	If an encumbrancer shall lawfully take possession of a material part of the property of the Borrower, the Parent Guarantor or the Guarantor or any subsidiary or any part thereof.

Upon the occurrence of a Default, in addition to any other rights or remedies provided for herein, or at law or in equity, the Lender may declare the Loan to be immediately due and payable, together with interest thereon. Notwithstanding the foregoing, the Lender shall not accelerate the Loan (but for greater certainty may declare the Loan to be in Default) if it is prevented from doing so as a result of the provisions of any intercreditor agreement entered into between the Lender and any senior lender on the Project.

8.          The Borrower covenants and agrees to indemnify and save harmless the Lender from and against any loss or expense incurred by the Lender as a result of the Borrower’s failure to fulfill any obligation hereunder, including without limitation, the failure to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder and any failure by the Borrower to give any notice required to be given hereunder.

9.          Each of the Parent Guarantor and the Guarantor does hereby covenant and agree that it shall cause the Borrower to comply with all of its obligations under this Agreement. In such regard, each of the Parent Guarantor and the Guarantor unconditionally and irrevocably guarantees and agrees to be jointly and severally liable with the Borrower for, the due and punctual payment and performance of all obligations, covenants and indemnities of the Borrower arising under this Agreement, upon the terms and subject to the conditions of this Agreement. The liability of each of the Parent Guarantor and the Guarantor under this section will be for the full amount of the Loan, interest and all other obligations without apportionment, limitation or restriction of any kind, will be continuing, absolute and unconditional and will not be affected by any applicable law, or any other act, delay, abstention or omission to act of any kind by the Borrower or any other person, that might constitute a legal or equitable defence to or a discharge, limitation or reduction of each of the Parent Guarantor’s of the Guarantor’s obligations under this section. The liability of each of the Parent Guarantor and the Guarantor under this section will not be released, discharged, limited or in any way affected by anything done, suffered, permitted or omitted to be done by the Borrower or the Lender in connection with any duties, obligations or liabilities of the Borrower, the Parent Guarantor, the Guarantor or to the Lender. The Lender will not be bound or obligated to exhaust its recourse against the Borrower or other persons or take any other action before being entitled to demand payment from either of the Parent Guarantor or the Guarantor, severally or jointly, under this section.

10.         This Agreement and the obligations hereunder may not be assigned or transferred in any manner by the Borrower, the Parent Guarantor or the Guarantor without the prior written consent of the Lender. The Lender may assign its rights under this agreement provided that it provides prior written notice of such assignment to the Borrower. Notwithstanding the forgoing, after the occurrence and during the continuation of a Default the Lender may assign or transfer in any manner its rights hereunder without the consent of, or notice to, the Borrower.

11.         Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to the Borrower, the Parent Guarantor or the Guarantor:

Suite 800 – 543 Granville Street

Vancouver, BC V6C 1X8

Attention:	Chief Executive Officer
Fax Number:	(604) 558-0562

If to the Lender, to:

Suite 1400, 400 Burrard Street
Vancouver, BC V6C 3A6

Attention:	President and Chief Executive Officer
Fax Number:	(604) 689-7317

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next business day in the Province of British Columbia following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

12.         This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.

13.         During the period that the Intercreditor Agreement is in force, this Agreement and the Guarantor Security are subject to the provisions of the Intercreditor Agreement dated as of June 30, 2015 (as amended, supplemented, restated, replaced or modified from time to time), among Luna Gold Corp., Sandstorm Gold Ltd., Pacific Road Capital II Pty Limited, as trustee for Pacific Road Resources Fund II, Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II L.P. and others (the “Intercreditor Agreement”). In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement or any of the Guarantor Security, the terms of the Intercreditor Agreement shall govern and control.

SIGNATURE BLOCKS APPEAR ON NEXT PAGE

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first written above.

AURIZONA GOLDFIELDS CORPORATION

Per:
Authorized Signatory
Per:
Authorized Signatory

MINERAÇÃO AURIZONA S.A.

Per:
Authorized Signatory
Per:
Authorized Signatory

LUNA GOLD CORP.

Per:
Authorized Signatory
Per:
Authorized Signatory

SANDSTORM GOLD LTD.

Per:
Authorized Signatory

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